FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 21, 2006

The Royal Bank of Scotland Group plc

(Exact name of registrant as specified in its charter)

RBS Gogarburn PO Box 1000
Edinburgh EH12 1HQ
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

This Report on Form 6-K shall be deemed incorporated by reference into the Registration Statement on Form F-3 (No. 333-123972) filed with the Commission on April 8, 2005 and to be a part thereof from the date on which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

THE ROYAL BANK OF SCOTLAND plc

TABLE OF CONTENTS

Item

1.	Memorandum and Articles of Association of the Registrant, as amended (incorporated herein by reference to Exhibit 4.3 to Amendment No. 2 to the Registrant’s Form F-3 (File No. 333-100661).

2.	Form of global share warrant representing Series R Category II Non-cumulative Dollar Preference Shares in bearer form.

3.	Form of American Depositary Receipt, Series R, evidencing American Depositary Shares, Series R, representing Non-cumulative Dollar Preference Shares, Series R.

4.	Resolutions of the Board of Directors of the Registrant or an authorized Committee thereof providing for the issuance of Category II Non-cumulative Dollar Preference Shares, Series R.

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc
(Registrant)

By:	/s/ Hew Campbell

Name:	Hew Campbell
Title:	Deputy Secretary

Date: December 21, 2006

Item 2

The Royal Bank of Scotland Group plc
(registered in Scotland number 45551)

GLOBAL SHARE WARRANT
in respect of
26,000,000 Series R Category II Non-cumulative Dollar Preference Shares of US$0.01 each

This Global Share Warrant entitles the bearer to 26,000,000 (twenty-six million) fully paid Series R Category II Non-cumulative Dollar Preference Shares of US$0.01 each (the Series R Preference Shares), in the capital of The Royal Bank of Scotland Group plc (the Company).

This Global Share Warrant shall only be valid if accepted by the signature of a duly authorised officer of The Bank of New York.

The terms of, and the rights and limitations attaching to, the Series R Preference Shares are contained in the Articles of Association of the Company (as amended) (the Articles) and in resolutions of a duly authorised Committee of the Board of Directors of the Company passed on 21 December 2006 (together, the Terms and Conditions). The bearer of this Global Share Warrant, or any replacement share warrant to bearer, will be entitled to the benefit of, be bound by, and be deemed to have notice of, all the provisions of the Articles and the Terms and Conditions.

Payment of any dividend declared and due on the Series R Preference Shares represented by this Global Share Warrant shall be made at the direction of the bearer of this Global Share Warrant by transfer to a US dollar account maintained by the payee in London or in the City of New York. Such payment will be made in accordance with the Terms and Conditions and the Articles. Details of any payment shall be endorsed by or on behalf of the Company on the Schedule to this Global Share Warrant.

Dividends on the Series R Preference Shares shall be paid in accordance with and subject to the Terms and Conditions and the Articles.

Payments in respect of any amount due on redemption of any of the Series R Preference Shares represented by this Global Share Warrant shall be made in accordance with the Terms and Conditions and the Articles.

Title to this Global Share Warrant shall pass by delivery. The bearer of this Global Share Warrant shall (to the fullest extent permitted by applicable law) be deemed by the Company to be, and shall be treated by the Company as, the holder and absolute owner of the Series R Preference Shares represented by this Global Share Warrant for the purposes of receiving payment in respect thereof and for all other purposes notwithstanding any notice of ownership or any notice of previous loss or theft thereof or of any trust or other interest therein and whether or not any payment in respect thereof shall be overdue.

Upon presentation to the Company at 280 Bishopsgate, London EC2M 4RB, England this Global Share Warrant may be exchanged in whole or in part for (a) one or more certificate(s) representing Series R Preference Shares in registered form (Certificates) representing Series R Preference Shares in aggregate equal to the number of Series R Preference Shares represented by this Global Share Warrant, or (b) one or more Certificates and a replacement Global Share Warrant together representing Series R Preference Shares, in registered or bearer form as applicable, in aggregate equal to the number of Series R Preference Shares represented by this Global Share Warrant.

Upon any exchange of the whole or any part of this Global Share Warrant for the Series R Preference Shares represented by this Global Share Warrant in registered form, or replacement share warrants to bearer, this Global Share Warrant shall be cancelled and destroyed and cease to be valid for any purpose.

Sealed with the Common Seal of
THE ROYAL BANK OF SCOTLAND
GROUP plc and subscribed for us and
on our behalf at Edinburgh on the twenty-seventh
day of December 2006 by:

.................................................................Director

.................................................................Director/Secretary

This Global Share Warrant is duly accepted

.................................................................
Duly authorised officer
For and on behalf of of The Bank of New York
27 December 2006

SCHEDULE

Payment of dividends on the Series R Preference Shares

The following dividend payments in respect of the Series R Preference Shares represented by this Global Share Warrant have been made

Date made	Amount of dividend due US$	Amount of dividend paid US$	Notation by or on behalf of the Company

Item 3

AMERICAN DEPOSITARY SHARES, SERIES R evidencing AMERICAN DEPOSITARY SHARES, SERIES R representing NON-CUMULATIVE DOLLAR PREFERENCE SHARES, SERIES R of
	THE ROYAL BANK OF SCOTLAND GROUP plc (Incorporated under the laws of Great Britain and registered in Scotland)	(Each American Depositary Share represents one (1) deposited Share)

The Bank of New York, a New York banking corporation, as Depositary (the “Depositary”), hereby certifies that		CUSIP 780097 74 7 SEE REVERSE FOR CERTAIN DEFINITIONS

is the Owner of
American Depositary Shares, Series R (the “American Depositary Shares”)

representing deposited Non- cumulative Dollar Preference Shares, Series R (including evidence of rights to receive such Shares, hereinafter referred to as “Shares”) of The Royal Bank of Scotland Group plc, a public limited company incorporated under the laws of Great Britain and registered in Scotland (the “Company”). At the date hereof, each American Depositary Share represents one (1) Share deposited under the Deposit Agreement (as defined below) at the principal London office of The Bank of New York, a New York banking corporation (the “Custodian”).
     (1) This American Depositary Receipt is one of the American Depositary Receipts, Series R (the “Receipts”) issued and to be issued upon the terms and conditions set forth in the Deposit Agreement dated as of August 17, 1992, as amended and restated as of February 8, 1999, and as further amended and restated as of November 2, 2001 (as amended from time to time, the “Deposit Agreement”), among the Company, the Depositary and all holders and owners from time to time of Receipts of any series issued thereunder, each of whom by holding or owning a Receipt agrees to become a party thereto and becomes bound by all the terms and provisions thereof. The Deposit Agreement sets forth the rights of holders of the Receipts and the rights and duties of the Depositary in respect of the Shares deposited thereunder and any and all other securities, property and cash from time to time received in respect thereof (the “Deposited Securities”). Copies of the Deposit Agreement are on file at the principal offices of the Depositary and the Custodian. The statements made on the face and the reverse of this Receipt are summaries of certain provisions of the Deposit Agreement as such provisions apply to the Receipts, the Shares and the American Depositary Shares and are qualified by and subject to the detailed provisions of the Deposit Agreement, to which reference is hereby made. The Depositary makes no representation or warranty as to the validity or worth of the Deposited Securities or the meaning or interpretation of any term or provision of any Deposited Security.
     (2) Upon surrender at the Depositary’s Office (set forth below) of this Receipt, and upon payment of the fee of the Depositary provided in paragraph (7) of this Receipt, subject to the terms and conditions of the Deposit Agreement, and subject to the limitations set forth in the second to last sentence of Article 3 below, the holder hereof is entitled to delivery, to him or upon his order, of the Deposited Securities then represented by the American Depositary Shares evidenced by this Receipt. Delivery of such Deposited Securities shall be made in registered form only by the delivery of a share certificate or certificates in the name of the holder hereof or as ordered by such holder or by the delivery of certificates properly endorsed (or accompanied by appropriate instruments of transfer). Such delivery will be made without unreasonable delay and, at the option of the holder hereof, either at the office of the Custodian or at the Depositary’s Office, provided that the forwarding of share certificates evidencing Deposited Securities for such delivery at the Depositary’s Office in The City of New York shall be at the risk and expense of the holder hereof.
     (3) Transfers of this Receipt may be registered on the books of the Depositary by the holder hereof in person or by duly authorized attorney, upon surrender of this Receipt at any designated transfer office properly endorsed or accompanied by proper instruments of transfer and duly stamped as may be required by applicable law; provided, however, that the Depositary may close the transfer books, at any time or from time to time, when deemed expedient by it in connection with the performance of its duties under the Deposit Agreement or at the request of the Company. This Receipt may be split into other Receipts or may be combined with other Receipts into one Receipt, evidencing the same aggregate number of American Depositary Shares as the Receipt or Receipts surrendered. As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of an y Receipt or the transfer or withdrawal of any Deposited Securities, the Depositary or the Custodian may require payment of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fees with respect thereto and payment of any applicable fees as provided in paragraph (7) of this Receipt, may require the production of proof satisfactory to it as to the identity and genuineness of any signature and may also require compliance with any laws or governmental regulations relating to Receipts or to the withdrawal of Deposited Securities.
     The Depositary may refuse to execute and deliver Receipts, register the transfer of any Receipt or make any distribution of, or related to, Deposited Securities until it has received such proof of citizenship, residence, exchange control approval, legal or beneficial ownership of Receipts, Deposited Securities or other securities, compliance with all applicable laws and regulations and all applicable provisions of or governing Deposited Securities, or other information as it may deem necessary or proper or as the Company may require by written request to the Depositary or the Custodian. The delivery of Receipts against deposits of Shares generally or against deposits of particular Shares may be suspended, or the delivery of Receipts against the deposit of particular Shares may be withheld, or the registration of transfer or surrender of Receipts in particular instances may be refused, or the registration of transfer or surrender of outstanding Receipts generally may be suspended, during any period when the transfer books of the Depositary, or the transfer books of the Company or any Share registrar, are closed, or if any such action is deemed necessary or advisable by the Depositary or the Company at any time or from time to time, or for any other reason, subject to the following sentence. The surrender of outstanding Receipts and withdrawal of Deposited Securities may not be suspended subject only to (i) temporary delays caused by closing the transfer books of the Depositary or the Company or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes and similar charges, and (iii) compliance with any U.S.

or foreign laws or governmental regulations relating to the Receipts or to the withdrawal of the Deposited Securities. Without limitation of the foregoing, the Depositary will not knowingly accept for deposit under the Deposit Agreement any Shares which, if sold by the holder thereof in the United States or its territories, would be subject to the registration provisions of the Securities Act of 1933, as amended, unless a registration statement is in effect as to such Shares.
     (4) If any tax or other governmental charge shall become payable with respect to this Receipt or any Deposited Securities represented hereby, such tax or other governmental charge shall be payable by the holder hereof to the Depositary. The Depositary may refuse to effect any registration of transfer of this Receipt or any transfer and withdrawal of Deposited Securities represented by this Receipt until such payment is made, and may withhold any dividends or other distributions, or may sell for the account of the holder hereof any part or all of the other Deposited Securities represented hereby, and may apply such dividends or other distributions or the proceeds of any such sale in payment of such tax or other governmental charge, the holder hereof remaining liable for any deficiency.
     (5) Every person depositing Shares under the Deposit Agreement shall be deemed thereby to represent and warrant that such Shares and each certificate therefor are validly issued and outstanding, fully paid, nonassessable and free of pre- emptive rights and that the person making such deposit is duly authorized so to do. Such representations and warranties shall survive the deposit of Shares and issuance of Receipts therefor.
     (6) Notwithstanding any other provision of the Deposit Agreement and without prejudice to any disclosure obligations which may from time to time apply in respect of the Shares contained in the Companies Act 1985 and any other applicable law or which may be contained in the Memorandum and Articles of Association of the Company and the remedies of the Company for non-compliance therewith, each holder agrees to comply with requests from the Company or the Depositary which are made under relevant legislation to provide information, inter alia, as to the capacity in which such holder owns Receipts and regarding the identity of any other person having an interest in such Receipts and the nature of such interest and shall forfeit the right to direct the voting of Shares as to which compliance is not made, all as if such Receipts were to the extent practicable the Shares represented thereby, and the Depositary agrees to use its reasonable efforts to comply with any instructions received from the Company requesting that the Depositary take the reasonable actions specified therein to obtain such information.
     (7) The Depositary will charge the party to whom Receipts are delivered against deposits (with the exception of the initial deposit of Shares), and the party surrendering Receipts for delivery of Deposited Securities, $5 for each 100 American Depositary Shares (or portion thereof) evidenced by the Receipts issued or surrendered. The Company will pay all other charges and expenses of the Depositary and those of any Receipt registrar, with the exception of (i) taxes and other governmental charges, (ii) stock transfer and registration fees on deposits of Shares and withdrawals of Deposited Securities, (iii) such cable, telex and facsimile transmission and delivery charges as are expressly provided in the Deposit Agreement to be at the expense of persons depositing or withdrawing Shares or holders of Receipts, and (iv) such expenses as are incurred or paid by the Depositary in the conversion of foreign currency, if any, into United States dollars (which are reimbursable out of such foreign currency).
     (8) It is a condition of this Receipt, and every successive holder or owner hereof by holding or owning the same consents and agrees, that title to this Receipt (and to the Deposited Securities represented by the American Depositary Shares evidenced hereby), when properly endorsed or accompanied by proper instruments of transfer, is transferable by delivery with the same effect as in the case of a negotiable instrument; provided, however, that the Company and the Depositary, notwithstanding any notice to the contrary, may treat the person in whose name this Receipt is registered on the books of the Depositary (a “Holder”) as the absolute owner hereof for the purpose of determining the person entitled to distribution of dividends or other distributions with respect hereto (including distributions upon the redemption of the Deposited Securities) or to any notice provided for in the Deposit Agreement andfor all other purposes.
     (9) This Receipt shall not be entitled to any benefits under the Deposit Agreement or be valid or obligatory for any purpose, unless this Receipt shall have been executed by the Depositary by the manual signature of a duly authorized officer or, if a registrar for the Receipts shall have been appointed, by the manual signature of a duly authorized officer of such registrar.
     (10) The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and accordingly files certain reports with the Securities and Exchange Commission (the “Commission”). Such reports and other information may be inspected and copied at the public reference facilities maintained by the Commission located at the date of the Deposit Agreement at 100 F Street, N.E., Washington, D.C. 20549.
The address of the Principal Office of the Depositary is One Wall Street, New York, New York, 10286. The address of the Depositary for the administration of American Depositary Receipts is 101 Barclay Street, New York, New York, 10286.

Dated:		THE BANK OF NEW YORK,
Countersigned:		as Depositary
	THE DEPOSITARY’S CORPORATE TRUST OFFICE ADDRESS IS 101 BARCLAY STREET, NEW YORK, N.Y. 10286	By:
CHRISTOPHER R. STURDY EXECUTIVE VICE PRESIDENT
AUTHORIZED SIGNATORY

SUMMARY OF CERTAIN ADDITIONAL PROVISIONS OF THE DEPOSIT AGREEMENT

     (11) Dividends and Distributions; Rights. Whenever the Depositary shall receive any cash dividend or other cash distribution by the Company in respect of any Deposited Securities (including cash in respect of redemption), if such cash dividend or other cash distribution is received in United States dollars, the Depositary shall distribute the dollars so received, and if such cash dividend or other cash distribution is received in a currency other than United States dollars, the Depositary will, if at the time of receipt thereof such amounts of foreign currency can in the judgment of the Depositary be converted on a reasonable basis into United States dollars transferable to the United States and subject to the provisions of the Deposit Agreement, convert such dividend or distribution into United States dollars and distribute the amount thus received, in either case to the Holders entitled thereto in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively; provided, however, that the amount distributed will be reduced by any amounts required to be withheld by the Company, its agent or the Depositary on account of taxes. If in the judgment of the Depositary amounts received in foreign currency may not be converted on a reasonable basis into United States dollars transferable to the United States, or may not be so convertible for all of the Holders entitled thereto, the Depositary may in its discretion make such conversion, if any, and distribution in United States dollars to the extent permissible to the Holders entitled thereto and may distribute the balance of the foreign currency received and not so convertible by the Depositary to, or hold such balance for the account of, the Holders entitled thereto. If in the opinion of the Depositary any distribution other than cash or Shares upon any Deposited Securities cannot be made proportionately among the Holders entitled thereto, or if for any other reason the Depositary deems such distribution not to be feasible, the Depositary may adopt such method as it may deem equitable for the purpose of effecting such distribution, including the public or private sale of the securities or property thus received, or any part thereof, and the net proceeds of any such sale will be distributed by the Depositary to the Holders entitled thereto as in the case of a distribution received in cash. If any distribution upon any Deposited Securities consists of a dividend in, or free distribution of, Shares, the Depositary may with the Company’s approval, and shall if the Company shall so request, distribute to the Holders entitled thereto, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively, additional Receipts for an aggregate number of American Depositary Shares representing the amount of Shares received as such dividend or free distribution. In lieu of delivering Receipts for fractional American Depositary Shares in any such case, the Depositary may sell the amount of Shares represented by the aggregate of such fractions and distribute the net proceeds as though such proceeds had been a distribution of cash or other property. If additional Receipts are not so distributed, each American Depositary Share shall thenceforth also represent the additional Shares distributed upon the Deposited Securities represented thereby. In the event that the Company shall offer or cause to be offered to the holder of any Deposited Securities any rights to subscribe for additional Shares or any rights of any other nature, the Depositary, after consultation with the Company and subject to the Memorandum and Articles of Association, the Companies Act 1985 and all applicable legislation and regulations, shall have discretion as to the procedure to be followed in making such rights available to Holders or in disposing of such rights on behalf of Holders; provided, however, that the Depositary will, if requested by the Company, either (a) make such rights available to Holders by means of warrants or otherwise, if lawful and feasible, or (b) if making such rights available is not lawful or not feasible, or if the rights represented by such warrants or other instruments are not exercised and appear to be about to lapse, sell such rights or warrants or other instruments at public or private sale, at such place or places and upon such terms as the Depositary may deem proper, and allocate the proceeds of such sales for the account of the Holders otherwise entitled thereto upon an averaged or other practicable basis without regard to any distinctions among such Holders because of exchange restrictions, or the date of delivery of any Receipt or Receipts, or otherwise.
     (12) Redemption. In the event that the Company exercises any right of redemption in respect of Shares, the Depositary will redeem, from the amounts received by it in respect of such redemption, that number of American Depositary Shares which represents the number of Shares so redeemed. Subject to certain provisions of the Deposit Agreement regarding payments or the making of distributions with respect to the Deposited Securities, the redemption price per American Depositary Share to be redeemed will be equal to the per share amount received by the Depositary upon the redemption of the Shares multiplied by the number of Shares (or the fraction of a Share) represented by each such American Depositary Share. If less than all of the outstanding Shares are redeemed, the American Depositary Shares to be redeemed will be selected by lot or redeemed pro rata as may be determined by the Depositary.
     The Company will deliver notice of its exercise of its right of redemption to the Depositary prior to the date fixed for redemption. Promptly after receiving such notice from the Company, the Depositary will mail copies thereof to all Holders of Receipts.
     (13) Record Dates. Whenever any cash dividend or other cash distribution shall become payable or any distribution other than cash shall be made, or whenever rights shall be issued, with respect to the Deposited Securities, or whenever the Company shall redeem any of the Shares, or whenever the Depositary shall receive notice of any meeting at which holders of Shares or other Deposited Securities shall be entitled to be present or vote, the Depositary will fix a record date for the determination of the Holders who shall be entitled to receive such dividend, distribution, amounts in respect of redemption or rights, or the net proceeds of any sale thereof, or to attend or to give instructions for the exercise of voting rights at any such meeting, subject to the provisions of the Deposit Agreement.
     (14) Voting of Deposited Securities. Upon receipt of notice of any meeting at which holders of Deposited Securities are entitled to vote, the Depositary will mail to the Holders a notice which will contain (a) such information as is contained in such notice of meeting and (b) a statement that the Holders at the close of business on a specified record date will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the number of Shares or other Deposited Securities represented by their respective American Depositary Shares evidenced by such Holders’ Receipts, and a brief statement as to the manner in which such instructions may be given. Subject to Article 6 above, upon the written request of a Holder of a Receipt or Receipts on such record date, received on or before the date established by the Depositary for such purpose, the Depositary will endeavor insofar as practicable to vote or cause to be voted the number of Shares or other Deposited Securities underlying the American Depositary Shares evidenced by such Receipt or Receipts in accordance with any such nondiscretionary instructions. The Depositary shall not vote Shares or other Deposited Securities underlying a Receipt except in accordance with written instructions from the Holder of such Receipt.
     (15) Changes Affecting Deposited Securities. Upon any change in nominal value, split-up, consolidation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Company or to which it is a party, any securities which shall be received by the Depositary in exchange for or in conversion of or in respect of Deposited Securities shall be treated as new Deposited Securities under the Deposit Agreement, and the American Depositary Shares shall thenceforth represent the new Deposited Securities so received in exchange or conversion, unless additional Receipts are delivered pursuant to the following sentence. In any such case the Depositary may with the Company’s approval, and shall if the Company shall so request, execute and deliver additional Receipts as in the case of a stock dividend, or call for the surrender of outstanding Receipts to be exchanged for new Receipts.
     (16) Reports; Inspection of Transfer Books. The Depositary will make available for inspection by Holders at the Depositary’s Office and at any other designated transfer offices any reports and communications received from the Company which are both (a) received by the Depositary as the holder of the Deposited Securities, and (b) made generally available to the holder or holders of such Deposited Securities by the Company. Upon the written request of the Company, the Depositary will also send to Holders copies of such reports when furnished by the Company as provided in the Deposit Agreement. The Depositary will arrange for the mailing to all Holders of any notice received by it in respect of any meeting at which holders of Deposited Securities are entitled to be present or to vote, or of any reconvening of any such meeting that has been adjourned, or of the taking of any action in respect of any cash or other distribution or any redemption or the offering of any rights in respect of Deposited Securities. The Depositary will keep books for the registration of Receipts and their transfer which at all reasonable times will be open for inspection by the Holders, provided that such inspection shall not be for the purpose of communicating with Holders in the interest of a business or object other than the business of the Company or a matter related to the Deposit Agreement or the Receipts.
      (17) Withholding. Notwithstanding any other provision of the Deposit Agreement, in the event that the Depositary determines that any distribution in property (including Shares or rights to subscribe therefor) is subject to any tax which the Depositary is obligated to withhold, the Depositary may dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner as the Depositary deems necessary and practicable to pay such taxes, by public or private sale, and the Depositary shall distribute the net proceeds of any such sale after deduction of such taxes to the Holders entitled thereto.
     (18) Liability of the Company and Depositary. Neither the Depositary nor the Company shall incur any liability to any Holder of this Receipt, if by reason of any provision of any present or future law of any country, or of any governmental authority, or by reason of any provision, present or future, of the Memorandum or Articles of Association of the Company or of the Deposited Securities or by reason of any act of God or war or other circumstance beyond its control, the Depositary or the Company shall be prevented or forbidden from, or delayed in, doing or performing any act or thing which by the terms of the Deposit Agreement it is provided shall be done or performed. Neither the Company nor the Depositary assumes any obligation or shall be subject to any liability under the Deposit Agreement to Holders, except to perform such obligations as are specifically set forth in the Deposit Agreement without gross negligence or bad faith. Neither the Depositary nor the Company shall be under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or in respect of the Receipts, which in its opinion may involve it in expense and liability, unless indemnity satisfactory to it against all expense and liability shall be furnished as often as may be required, and the Custodian shall not be under any obligation whatsoever with respect to such proceedings, the responsibility of the Custodian being solely to the Depositary. Neither the Depositary nor the Company shall be liable for any action or non-action by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Holder, or any other person believed by it in good faith to be competent to give such advice or information. The Depositary will not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any such vote is cast or the effect of any such vote, provided that any such action or non-action is in good faith. The Depositary may own and deal in any class of securities of the Company and its affiliates and in Receipts. The Company shall indemnify the Depositary and the Custodian against, and hold each of them harmless from, any loss, liability or expense which may arise out of acts performed or omitted in accordance with the provisions of the Deposit Agreement and the Receipts, as the same may be amended from time to time, (i) by the Depositary or the Custodian, except for any liability arising out of the negligence or bad faith of either of them or (ii) by the Company or any of its agents.
     (19) Resignation and Removal of Depositary; Substitution of Custodian. The Depositary may at any time resign as Depositary under the Deposit Agreement with respect to the Receipts by written notice of its election to do so delivered to the Company, such resignation to take effect upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. The Depositary may at any time be removed by the Company, effective upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. The Depositary may at any time appoint one or more substitute custodians and the term “Custodian” shall refer to each substitute.
     (20) Amendment of Deposit Agreement and Receipts. The Receipts and the Deposit Agreement as it applies to the Receipts may at any time and from time to time be amended by agreement between the Company and the Depositary. Any amendment which shall impose or increase any fees or charges (other than taxes or other governmental charges), or which shall otherwise prejudice any substantial existing right of Holders, shall not, however, become effective as to outstanding Receipts until the expiration of thirty days after notice of such amendment shall have been given to the Holders of outstanding Receipts. Every Holder at the time any amendment so becomes effective, if such Holder shall have been given such notice, shall be deemed, by continuing to hold such Receipt, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event shall any amendment impair the right of the Holder to surrender this Receipt and receive therefor the Deposited Securities represented hereby.
     (21) Termination of Deposit Agreement. The Depositary will at any time at the direction of the Company terminate the Deposit Agreement by mailing notice of such termination to the Holders of all Receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement by mailing notice of such termination to the Company and the Holders of all Receipts then outstanding at any time 60 days after the Depositary shall have resigned, if a successor depositary shall not have been appointed and accepted its appointment. If any Receipts shall remain outstanding after the date of termination of the Deposit Agreement, the Depositary thereafter shall discontinue the registration of transfers of Receipts, shall suspend the distribution of dividends to the Holders thereof, and shall not give any further notices or perform any further acts under the Deposit Agreement, except that the Depositary shall continue to collect dividends and other distributions pertaining to Deposited Securities, shall sell rights as provided in the Deposit Agreement, and shall continue to deliver Deposited Securities, together with any dividends or other distributions (including amounts in respect of any redemption) received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for Receipts surrendered to the Depositary. At any time two years from the date of termination of the Deposit Agreement, the Depositary may sell the Deposited Securities then held by it under the Deposit Agreement and hold the net proceeds of any such sale and any other cash then held by it under the Deposit Agreement, in an unsegregated account, without liability to any party for interest thereon, for the pro rata benefit of the Holders of theretofore unsurrendered Receipts.

ABBREVIATIONS

          The following abbreviations, when used in the inscription on the face of this Receipt, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM	–	as tenants in common	UNIF GIFT MIN ACT -		Custodian
				(Cust)		(Minor)
TEN ENT	–	as tenants by the entireties		under Uniform Gifts to Minors Act

JT TEN	–	as joint tenants with right of survivorship and not as tenants in common
(State)

Additional abbreviations may also be used though not in the above list.

ASSIGNMENT

For Value Received, the undersigned hereby sells, assigns and transfers unto
PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS OF ASSIGNEE)

the within American Depositary Receipt and all rights and interests represented thereby, and does hereby irrevocably constitute and appoint attorney
to transfer the same on the books of the within named Depositary, with full power of substitution in the premises.

Dated:	Signature:

NOTE: The signature to any endorsement hereon must correspond with the name as written upon the face of this Receipt in every particular, without alteration or enlargement or any change whatever.

If the endorsement be executed by an attorney, executor, administrator, trustee or guardian, the person executing the endorsement must give his full title in such capacity and proper evidence of authority to act in such capacity, if not on file with the Depositary, must be forwarded with this Receipt.

All endorsements or assignments of Receipts must be guaranteed by an "eligible guarantor institution" (including, but not limited to, a New York Stock Exchange member firm or member of the Clearing House of the American Stock Exchange Clearing Corporation or by a bank or trust company having an office or correspondent in the City of New York) meeting the requirements of the Depositary, which requirements will include membership or participation in STAMP or such other “signature guarantee program” as may be determined by the Depositary in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Item 4

MINUTES of Meeting of a Committee of the Board of Directors of THE ROYAL BANK OF SCOTLAND GROUP plc (the “Company”) held by telephone between Gogarburn, Edinburgh, 280 Bishopsgate, London and 135 Bishopsgate, London on 21 December 2006.

PRESENT	Mr G Pell, Chief Executive, Retail Markets at 280 Bishopsgate, London (in the Chair). Mr J A N Cameron, Chief Executive, Corporate Markets, at 135 Bishopsgate, London.

IN ATTENDANCE	Mr A McKean, Assistant Secretary, at Gogarburn, Edinburgh.

ISSUE OF CATEGORY II NON- CUMULATIVE DOLLAR PREFERENCE SHARES OF US$0.01, SERIES R

The Committee had been appointed at a meeting of the Board of Directors of the Company held on 23 February 2006 as a Committee of such Board with authority to approve, inter alia, the terms of issue by the Company of preference shares, capital securities or loan capital up to £8 billion in aggregate (or a foreign currency equivalent thereof at the time of issue), such approval to expire on 31 March 2007.

It was reported that the Company, acting on the advice of Merrill Lynch, Pierce, Fenner & Smith Incorporated, proposed to issue 26,000,000 Category II Non-cumulative Dollar Preference Shares of US$0.01 each in the capital of the Company, to be designated “Series R” (the “Series R Preference Shares”) at a subscription price of US$25.00 per Series R Preference Share, such Series R Preference Shares to be represented by and listed in the form of American Depositary Shares (the “ADSs”) evidenced by American Depositary Receipts on the New York Stock Exchange, and that certain of the terms of issue of the Series R Preference Shares, by the terms of the Company’s Articles of Association, were to be determined by the Directors prior to allotment thereof.

After due consideration, IT WAS RESOLVED THAT the Company should issue the Series R Preference Shares.

Mr McKean explained that it was proposed to issue the Series R Preference Shares into the United States market under the Form F-3 Shelf Registration Statement approved for filing with the United States Securities and

Exchange Commission (the “SEC”) by the Board on 15 December 2004, filed with the SEC on 8 April 2005 and declared effective by the SEC on 25 April 2005 (the “Shelf Registration Statement”) and that in connection with such an issue it would be necessary to prepare a prospectus supplement (the “Prospectus Supplement”), supplemental to the base prospectus (the “Prospectus”) forming part of the Shelf Registration Statement.

Mr McKean explained that the purpose of the meeting was to consider, and if thought fit, ratify (if applicable) and approve (1) the launch of the issue of the Series R Preference Shares; (2) the terms of issue of the Series R Preference Shares; (3) the various actions and documents related to the closing of the issue of the Series R Preference Shares; and (4) the use of funds separately available to the Company to subscribe for 26,000,000 Non-cumulative Dollar Preference Shares of US$0.01 each in the capital of The Royal Bank of Scotland plc ("RBS").

The Committee would consider, and if thought fit, approve each matter in turn.

LAUNCH OF ISSUE

It was noted that at the Annual General Meeting of the Company held on 20 April 2005 a further 71,000,000 Category II Non-cumulative Dollar Preference Shares were created and the Company’s shareholders granted to the Directors the authority to allot all of the 71,000,000 newly created Category II Non-cumulative Dollar Preference Shares and the 179,500,000 authorised but unissued Category II Non-cumulative Dollar Preference Shares, such authority to expire on 20 April 2010.

Mr McKean confirmed that the UK Financial Services Authority (the “FSA”) had been notified of the issue of the Series R Preference Shares and it was anticipated that (subject to certain conditions) the Series R Preference Shares would be treated as forming part of non-innovative Tier 1 Capital.

It was further noted that the issue of the Series R Preference Shares would provide the Company with additional funds for its general corporate purposes, which may include the redemption or repurchase of outstanding securities, or to strengthen the Company’s capital base. Accordingly, IT WAS RESOLVED:

(a)	THAT it was desirable and in the best interests of the Company that the Company issue the Series R Preference Shares, to be offered and sold in the United States pursuant to the Shelf Registration Statement and elsewhere and the Company hereby authorises and (where applicable) ratifies:

(i)	the issue and sale of the Series R Preference Shares to be issued and sold by the Company to the underwriters of the issue, being Merrill Lynch, Pierce, Fenner & Smith Incorporated, Greenwich Capital Markets, Inc., Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated, UBS Securities LLC, Wachovia Capital Markets, LLC, A.G. Edwards & Sons, Inc., Banc of America Securities LLC, Lehman Brothers Inc. and RBC Dain Rauscher Inc., as representatives (the “Representatives”) of certain underwriters (together with the Representatives, the “Underwriters”);

(ii)	the issue of a preliminary Prospectus Supplement and of a final Prospectus Supplement, each to be filed with the SEC;

(iii)	the registration of the Series R Preference Shares under the United States Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(iv)	the preparation and the filing of any Free Writing Prospectus (as defined in Rule 405 under the Securities Act) that may be agreed with the Underwriters and/or required to be filed with the SEC; and

(v)	the listing of the Series R Preference Shares and related ADSs on the New York Stock Exchange;

(b)	THAT any Director, the Secretary, the Director, Capital Management, the Deputy Secretary or any Assistant Secretary of the Company, or any attorney of the Company (in terms of the Commission and Power of Attorney of the Company from time to time in effect and registered in the Books of Council and Session in Edinburgh (an “Attorney”)), be, and each of them hereby is, authorised to sign in the name and on behalf of the Company the Underwriting Agreement (as defined below) in relation to the Series R Preference Shares and to sign in the name and on behalf of the Company and to cause to be filed with the SEC a Registration Statement on Form 8-A for the registration under the Exchange Act of the Series R Preference Shares and the ADSs representing the Series R Preference Shares;

(c)	THAT any Director, the Secretary, the Director, Capital Management, the Deputy Secretary or any Assistant Secretary of the Company, or any Attorney, be, and each of them hereby is, authorised to prepare, execute and file with the New York Stock Exchange a listing application (in both preliminary and final form) for the purpose of listing the Series R Preference Shares and the related ADSs on the New York Stock Exchange, and to execute and deliver in the name and on behalf of the Company a Listing Agreement with the New York Stock Exchange and such other agreements, certificates and instruments as the Director, the Secretary, the Director, Capital Management, the Deputy Secretary or any Assistant Secretary or any Attorney, so acting shall approve for the purpose of the listing of the Series R Preference Shares and related ADSs on the New York Stock Exchange, such approval being conclusively evidenced by the execution and delivery thereof;

(d)	THAT any Director, the Secretary, the Director, Capital Management, the Deputy Secretary or any Assistant Secretary of the Company, or any Attorney, be, and each of them hereby is, authorised and directed in the name and on behalf of the Company to take any and all action which they may deem necessary or advisable in order to effect the registration or qualification of part or all of the Series R Preference Shares of the Company for offer and sale under the securities or Blue Sky laws of any of the states of the US, and in connection therewith to execute, acknowledge, verify, deliver, file and publish all such applications, reports, issuer’s covenants, resolutions and other papers and instruments as may be required under such laws, and to take any and all further action which they may deem necessary or advisable in order to maintain any such registration or qualification for as long as they deem to be in the best interests of the Company;

(e)	THAT any Director, the Secretary, the Director, Capital Management, the Deputy Secretary or any Assistant Secretary of the Company, or any Attorney, be, and each of them hereby is, authorised and directed in the name and on behalf of the Company to execute and file irrevocable written consents on the part of the Company to be used in such states of the US wherein such consents to service of process may be required under the securities laws thereof in connection with the said registration or qualification of the Series R Preference Shares; and

(f)	THAT any Director, the Secretary, the Director, Capital Management, the Deputy Secretary or any Assistant Secretary of the Company, or any Attorney, be, and each of them hereby is, authorised and directed to take such other action and to execute, deliver and/or file any and all such documents as he/she deems necessary or advisable to carry into effect the foregoing resolutions and to effect the registration, issuance and sale of the Series R Preference Shares and related ADSs.

TERMS OF ISSUE AND PRICING TERMS	It was reported that:

(1)	a supplemental Listing Application in respect of the listing of the Series R Preference Shares and related ADSs had been submitted to the New York Stock Exchange; and

(2)	copies of the preliminary prospectus and final prospectus had been filed with the SEC on 13 December and 18 December 2006, respectively.

It WAS RESOLVED THAT CT Corporation System be and hereby is appointed as Agent of the Company to accept service of any and all legal processes, summons, notices and documents in respect of any action, suit or proceedings brought in any United States or State Court in respect of the Underwriting Agreement.

The Committee considered the pricing terms to be applied to the Series R Preference Shares, with particular reference to prevailing market conditions and in relation to the non-cumulative preferential dividend to be paid (subject to the terms of this Resolution) to the holders of the Series R Preference Shares, current yields on the US Long Bond and the impact of spreads and credit risk on this.

Accordingly, IT WAS RESOLVED THAT the terms of issue to be applied by the Directors to the Series R Preference Shares (“Terms of Issue”) should be as follows:

(a)	the Series R Preference Shares shall form a separate class of shares from the 8,000,000 Series E Category II Non-cumulative Dollar Preference Shares issued on 16 October 1996 (but which are to be redeemed on 16 January 2007), the 8,000,000 Series F Category II Non- cumulative Dollar Preference Shares issued on 26 March 1997, the 10,000,000 Series G Category II Non-cumulative Dollar Preference

Shares issued on 12 February 1998 (but which are to be redeemed on 16 January 2007), the 12,000,000 Series H Category II Non-cumulative Dollar Preference Shares issued on 8 February 1999, the 16,000,000 Series K Category II Non-cumulative Dollar Preference Shares issued on 12 June 2001 (but which are to be redeemed on 16 January 2007), the 34,000,000 Series L Category II Non-Cumulative Dollar Preference Shares issued on 30 September 2004 (in exchange for the Company’s 34,000,000 Exchangeable Capital Securities, Series B which had originally been issued on 23 June 2003), the 37,000,000 Series M Category II Non-cumulative Dollar Preference Shares issued on 18 August 2004, the 40,000,000 Series N Category II Non-cumulative Dollar Preference Shares issued on 12 May 2005, the 22,000,000 Series P Non-cumulative Dollar Preference Shares issued on 26 October 2005 and the 27,000,000 Series Q Non-cumulative Dollar Preference Shares issued on 25 May 2006 (together, the “Existing Series of Category II Non-cumulative Dollar Preference Shares”);

(b)	the holders of the Series R Preference Shares shall be entitled (subject to the terms of this Resolution) to a non-cumulative preferential dividend at a rate of 6.125% per annum of the liquidation amount of US$25.00 per Series R Preference Share (equivalent to US$1.5313 per annum for each Series R Preference Share held), payable in cash in US Dollars. The dividend will be payable (subject to the terms of this Resolution) quarterly in arrear on, and to the holders on a record date 15 days prior to, 31 March, 30 June, 30 September and 31 December of each year (each a “dividend payment date”) in respect of the three month period ending on such date (each a “dividend period”), commencing with a payment on, and to the holders on a record date 15 days prior to, 31 March 2007, in respect of the initial period referred to in paragraph (d) below;

(c)	all of the provisions set out in Article 4(D)(2)(b) (as amended by Article 4(E)) and Article 4(E)(2)(g) of the Company’s Articles of Association, and as further supplemented by the terms of this Resolution, shall apply to the Series R Preference Shares. It was noted that the provisions of Articles 4(D)(2)(b)(viii) and (ix) of the Company’s Articles of Association were part of the terms of issue of the Existing Series of Category II Non-cumulative Dollar Preference Shares and that accordingly those provisions would affect the Series R Preference Shares in the event of non- payment of dividend on the Existing Series of Category II Non-cumulative Dollar Preference Shares;

(d)	the dividend payable on the Series R Preference Shares shall accrue from 27 December 2006 notwithstanding the date or dates of allotment thereof, to and including the date of repayment, if any, of capital thereon. The amount of the dividend in respect of the initial period from (and including) 27 December 2006 to (but excluding) 31 March 2007 shall be US$0.3956 for each Series R Preference Share;

(e)	in addition to their rights under Article 4(D) (as supplemented and amended by Article 4(E)) of the Company’s Articles of Association, the Series R Preference Shares shall carry the right to attend at a General Meeting of the Company and to speak to or vote upon any resolution proposed thereat in circumstances where the dividend stated to be payable on the Series R Preference Shares in respect of the three most recent dividend periods has not been declared and paid in full, and such right shall continue until the dividends have thereafter been declared and paid thereon in full in respect of three successive dividend periods, but not otherwise, together with the right in accordance with the Statutes (as defined in the Company’s Articles of Association) to seek to requisition a General Meeting of the Company in the circumstances and for the period specified in this paragraph (e) (and for this purpose the Series R Preference Shares will be deemed to confer the number of votes referred to in paragraph (f) below);

(f)	whenever holders of Series R Preference Shares are so entitled to vote on a resolution at a General Meeting of the Company, on a poll every such holder who is present in person or by proxy shall have one vote for each such Series R Preference Share held subject to adjustment as hereinafter prescribed. Such adjustments as the Directors consider necessary to the number of votes to which each Series R Preference Share is entitled shall be made by the Directors at the time of the occurrence of the event requiring such adjustment to reflect:

(i)	any capitalisation issue, consolidation, sub- division or re-classification of Ordinary Shares as a result of any distribution to the holders of Ordinary Shares of assets of the Company; and

(ii)	issues of Ordinary Shares or grants of rights or options to subscribe for Ordinary Shares at a discount to the market value of the Ordinary Shares on the business day preceding the date of issue or grant as the case may be, ascertained by reference to the middle market quotation derived from the London Stock Exchange Daily Official List for such preceding business day (subject to the exceptions listed below), in each case in order to ensure as nearly as may be that the ratio which the number of vote(s) in a General Meeting to which the holder of a Series R Preference Share would be entitled on a poll bears to the number of vote(s) to which the holder of an Ordinary Share is entitled in such circumstances will be the same (but no higher) after than as it was before any such event. The exceptions referred to above are:

(a)	rights issues at a discount of no more than 10 per cent. of such market value of the Ordinary Shares;

(b)	any issue or grant of such number of Ordinary Shares as represents no more than 1 per cent. of the number of Ordinary Shares in issue from time to time for a consideration other than cash (in whole or in part), including, without limitation, for any purchase or acquisition of any shares or any other investments of any kind, or any business, undertaking or assets of any description, by the Company or any subsidiary;

(c)	issues or grants under the Company’s Profit Sharing (Share Ownership) Scheme, Executive Share Option Scheme or Savings- related Share Option Scheme or any additional or successive or substitute schemes or the equivalent schemes of any subsidiary of the Company; and

(d)	issues pursuant to the provisions of Article 143 of the Company’s Articles of Association;

(g)	the Series R Preference Shares shall not be redeemed by the Company prior to 30 December 2011 and, accordingly, the “Redemption Date” for the purposes of the Series R Preference Shares shall be any business day falling on or after 30 December 2011. In addition, the Directors will only exercise the Company’s option to redeem any of the Series R Preference Shares on a Redemption Date if:

	(i)	the Company has given at least one month’s prior notice to the FSA of its intention to do so, or such other period of notice, be it greater or less, as the FSA requires; and

(ii)	unless at the time of such redemption the Company has capital resources equal to or in excess of its capital resources requirement (as each such term is defined in the Glossary to the Handbook of the FSA), unless at the time of such redemption such requirement of the FSA no longer applies;

(h)	it was noted that there shall be paid on each Series R Preference Share so redeemed, in US dollars, the aggregate of the nominal amount thereof together with any premium paid on issue and together with arrears (if any) of dividends thereon (whether earned or declared or not) in respect of the period from the dividend payment date last preceding the Redemption Date to the Redemption Date. No relevant Redemption Premium (as set out in the Company’s Articles of Association) shall be payable on redemption of the Series R Preference Shares;

(i)	the special rights attached to the Series R Preference Shares shall be deemed to be varied by the creation or issue of any New Shares (as defined in the Company’s Articles of Association) ranking as regards participation in the profits or assets of the Company in some or all respects pari passu with such Series R Preference Shares if the dividend stated to be payable on the Series R Preference Shares on the dividend payment date immediately preceding such issue shall not have been paid in full, but, subject thereto, such special rights shall not be deemed to be varied by the creation or issue of any New Shares ranking as to participation in the profits or assets of the Company in some or all respects pari passu with or after such Series R Preference Shares; and

(j)	the foregoing paragraphs (a) to (i) inclusive and this paragraph (j) shall be the whole of the terms of issue of the Series R Preference Shares determined by the Directors prior to allotment thereof in accordance with the Company’s Articles of Association.

There was tabled a pricing agreement between the Company and the Representatives of the Underwriters therein mentioned (the “Pricing Agreement”), providing for the purchase (i.e. subscription) price of the Series R Preference Shares to be US$25.00 (comprising the nominal amount of US$0.01 and a premium of US$24.99 per Series R Preference Share) per Series R Preference Share, and for the underwriting commission per Series R Preference Share to be US$0.5000 for sales to certain institutions and US$0.7875 for other sales. The terms of the Pricing Agreement were carefully considered and IT WAS RESOLVED THAT such terms be and they are hereby approved AND THAT the Pricing Agreement in the form tabled be executed by any one Director, the Secretary, the Director, Capital Management, the Deputy Secretary or any Assistant Secretary of the Company or any Attorney and delivered by the Company or its Attorney to the other parties thereto. The list of Underwriters in Schedule I to the Pricing Agreement was also approved.

CLOSING MATTERS

The closing of the issue of the Series R Preference Shares (“Closing”) was expected to take place by means of a meeting held at the offices of Davis Polk & Wardwell, 99 Gresham Street, London EC2V 7NG on 27 December 2006 (the “London Closing Meeting”). It was noted that all transactions connected with the Closing of the issue of the Series R Preference Shares would be deemed to take place simultaneously and that no delivery or payment would be considered to have been finally made until all action in connection with the Closing of the issue of the Series R Preference Shares had been completed.

The following documents were tabled:

(a)	an executed copy of an underwriting agreement dated 14 December 2006 (the “Underwriting Agreement”) in respect of the issue of the Series R Preference Shares and entered into between the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Greenwich Capital Markets, Inc., Citigroup Global Markets Inc., Morgan

Stanley & Co. Incorporated, UBS Securities LLC, Wachovia Capital Markets, LLC, A.G. Edwards & Sons, Inc., Banc of America Securities LLC, Lehman Brothers Inc. and RBC Dain Rauscher Inc., as Representatives of the Underwriters;

(b)	an executed copy of the Pricing Agreement dated 14 December 2006;

(c)	a copy of the final form of the prospectus supplement with respect to the Series R Preference Shares dated 14 December 2006 (the “Prospectus Supplement”);

(d)	a copy of the final terms of the Series R Preference Shares (the “Final Terms”) to be (or as) filed with the SEC as a free writing prospectus;

(e)	a deposit agreement between, inter alia, the Company and The Bank of New York (the “ADR Depositary”) as amended and restated as of 8 February 1999, and as further amended and restated as of 2 November 2001 (the “Deposit Agreement”);

(f)	a copy of a certificate of the Secretary of the Company to be given in connection with the Closing, with attachments (the “Certificate of Secretary”);

(g)	an amended and restated nominee agreement (the “Nominee Agreement”) between the Company and RBS Shelf Nominees Limited (“RBS Shelf”) dated 8 November 2005 under which the Company may from time to time issue Non-cumulative Dollar Preference Shares of US$0.01 each in the capital of the Company to RBS Shelf pursuant to the obligations of the Company in respect of issues made by it under any US Registration Statement and under which RBS Shelf would hold the Preference Shares in registered or bearer form in trust and as nominee for the ADR Depositary and in accordance with the provisions thereof;

(h)	a draft letter from the Representatives requesting that the Company procure the delivery to the ADR Depositary of a share warrant to bearer (the “Share Warrant”) in respect of the Series R Preference Shares (the “Allotment Application”);

(i)	a draft letter from the Company to RBS Shelf dated 27 December 2006 notifying RBS Shelf of the ADR Depositary to which the Share Warrant should be delivered, following the delivery to RBS Shelf by the Company of the Share Warrant, in each case pursuant to the Nominee Agreement (the “Warrant Direction”);

(j)	a draft letter from the Company to the ADR Depositary pursuant to the Underwriting Agreement directing the ADR Depositary to issue American Depositary Receipts (“ADRs”) evidencing 26,000,000 Series R ADSs (the “Depositary Direction”);

(k)	a copy of the Share Warrant in respect of the Series R Preference Shares;

(l)	a form of certificate of no material adverse change to be given by an officer of the Company pursuant to Section 7(f) of the Underwriting Agreement (the “Section 7(f) Certificate”); and

(m)	a copy of a Company announcement/press release in connection with the issue of the Series R Preference Shares (the “Company Announcement/Press Release”).

It was noted that, under the Underwriting Agreement, the Company had agreed to procure the delivery of the ADRs evidencing the ADSs representing the Series R Preference Shares in bearer form to the Underwriters at a subscription price set out in the Pricing Agreement of US$25.00 per Series R Preference Share (the “Purchase Price”), subject to the terms and conditions set out in the Underwriting Agreement, including the payment to the Underwriters by the Company of underwriting commissions (the “Underwriting Commissions”) of US$0.5000 per Series R Preference Share to be allotted to certain institutions and of US$0.7875 per Series R

Preference Share to be allotted for other sales. Payment to the Company of the Purchase Price would be made by wire transfer of immediately available funds, to the account of the Company in New York City, in an aggregate amount of US$630,275,087.50 being the Purchase Price of US$650,000,000 less the payment to the Representatives of the Underwriting Commissions.

It was noted that the Deposit Agreement provided for the appointment of The Bank of New York as the ADR Depositary and for the deposit of the Series R Preference Shares with the ADR Depositary in New York or with the principal London office of the ADR Depositary, in respect of ADSs representing the Series R Preference Shares and for the execution and delivery by the Depositary of ADRs evidencing such ADSs.

It was noted that the requisite authority under Section 80 of the Companies Act 1985 to allot the Series R Preference Shares to which the Allotment Application related had been granted to the Directors of the Company by Ordinary Resolution passed at the Annual General Meeting of the Company held on 28 April 2006.

Careful consideration was given to each of the documents tabled and IT WAS RESOLVED:

(i)	THAT each of the following documents be, and it hereby is, approved: (1) the Certificate of Secretary; and (2) the Section 7(f) Certificate,

AND THAT the Deputy Secretary or any Assistant Secretary of the Company be, and the Deputy Secretary or any Assistant Secretary hereby are, authorised and instructed to execute and deliver the Certificate of Secretary on behalf of the Company and any officer of the Company be, and they hereby are, authorised and instructed to execute and deliver the Section 7(f) Certificate on behalf of the Company;

(ii)	THAT each of the following documents be, and it hereby is, approved and/or ratified (as the case may be):

(1)	the Underwriting Agreement;

(2)	the Pricing Agreement;

(3)	the Prospectus Supplement;

(4)	the Final Terms;

(5)	the Allotment Application;

(6)	the Warrant Direction;

(7)	the Depositary Direction; and

(8)	the Company Announcement/Press release,

AND THAT any Director, the Secretary, the Director, Capital Management, the Deputy Secretary or any Assistant Secretary of the Company, or any Attorney be, and they hereby are, authorised and instructed to execute and deliver such documents on behalf of the Company;

(iii)	THAT each of the Certificate of Secretary and the Section 7(f) Certificate be delivered to the Representatives at the London Closing Meeting;

(iv)	THAT certain further documents requested by the Representatives be delivered to them, namely ten (10) certified copies (if required) of each of:

	(1)	the Company’s Memorandum and the Articles of Association (together the “Memorandum and Articles of Association”), as amended;

	(2)	the certificate of incorporation, the certificate of incorporation on change of name and the certificate of incorporation on re-registration as a public company of the Company;

	(3)	the Memorandum and Articles of Association of RBS; and

	(4)	each certificate of incorporation of RBS;

(v)	THAT the Series R Preference Shares be allotted and issued, fully paid up in cash, both as to nominal value and premium, unconditionally to RBS Shelf in accordance with the Nominee Agreement, the

Memorandum and Articles of Association and the Terms of Issue, at a subscription price of US$25.00 per Series R Preference Share, and THAT the Secretary be, and he hereby is, instructed to arrange for the name and address of RBS Shelf to be entered forthwith in the Company’s register of holders of Category II Non-cumulative Dollar Preference Shares (the “Category II DPS Register”) and THAT subsequent to such action, the procedures described in paragraph (vi) below be carried out and that, as against the undertaking of RBS Shelf contained in the Nominee Agreement, the Series R Preference Shares be credited as fully paid as to both nominal value and any premium;

(vi)	THAT the Share Warrant be approved AND THAT, subject to the registration of RBS Shelf as the holder of the Series R Preference Shares as described in (v) above, in accordance with the Company’s Articles of Association, a share warrant to bearer in the form of the Share Warrant be issued to RBS Shelf in respect of the Series R Preference Shares registered in the name of RBS Shelf; and THAT any two Directors of the Company, or any Director of the Company and the Secretary, be, and they hereby are, authorised and instructed to execute the Share Warrant on behalf of the Company and affix the common seal of the Company thereto; and thereupon for RBS Shelf’s name and address to be deleted from the Category II DPS Register and for the following particulars to be entered therein, namely:

(1)	the fact of issue of the Share Warrant;

(2)	a statement of the Series R Preference Shares included in the Share Warrant, distinguishing each Series R Preference Share by its serial number; and

(3)	the date of issue of the Share Warrant;

(vii)	THAT following the entry of new particulars in the Category II DPS Register, the Secretary of the Company be, and he hereby is, authorised and instructed to arrange for the Share Warrant bearing the common seal of the Company to be delivered to RBS Shelf (following which RBS Shelf will deliver the Share Warrant to the ADR Depositary pursuant to the Nominee Agreement in accordance with the Warrant Direction);

(viii)	THAT the ADR Depositary be instructed to issue the ADRs evidencing the ADSs representing the Series R Preference Shares to the Representatives pursuant to the Depositary Direction;

(ix)	THAT the Secretary be instructed to arrange for the filing with the Registrar of Companies and/or the SEC of all necessary returns consequent upon the business dealt with at the meeting; and

(x)	THAT all further actions reasonably necessary, and/or incidental (including the execution of any additional documentation) to allow the aforementioned matters to proceed be hereby authorised and approved and that any Director, the Secretary, the Director, Capital Management, the Deputy Secretary or any Assistant Secretary of the Company, or any Attorney, be hereby authorised and approved to take such further action and sign, execute, enter into and deliver such further documentation.

It was noted that remaining capacity under the Shelf Registration Statement currently stood at US$7,125,000,000 after taking into account this issue of Series R Preference Shares.

SUBSCRIPTION BY THE COMPANY OF US DOLLAR DENOMINATED PREFERENCE SHARES

Separately, Mr McKean advised that the Company proposed to use funds available to it (comprising funds other than those payable to the Company in connection with its issue of the Series R Preference Shares) to subscribe for 26,000,000 Category Non-cumulative Dollar Preference Shares of US$0.01 each (the “Preference Shares”) at a subscription price and having a liquidation preference of US$25.00 each to be issued by RBS. It was noted that the Preference Shares would be issued on terms substantially similar to the terms of the Series R Preference Shares.

It was noted that the issue of the Preference Shares would provide RBS with additional funds for its general corporate purposes, which may include the redemption or repurchase of outstanding securities, and to strengthen RBS’s capital base, with the intention that the Preference Shares should constitute non-innovative Tier One capital of RBS.

It was also noted that, in terms of a special resolution of RBS passed on 23 August 2004, the Directors of RBS had authority under Section 80 of the Companies Act 1985 to allot the Preference Shares.

Careful consideration was given to the proposal and IT WAS RESOLVED:

(i)	THAT the subscription for the Preference Shares is in the best interests of the Company and the subscription be and it is hereby APPROVED;

(ii)	THAT any Director, the Secretary, the Director, Capital Management, the Deputy Secretary, any Assistant Secretary of the Company or any Attorney be, and they hereby are, authorised with full authority and instructed to approve, execute and deliver any applications, documents or instruments on behalf of the Company to effect the subscription for the Preference Shares; and

(iii)	THAT all further actions reasonably necessary and/or incidental (including the execution of any additional documentation), to allow the issue of and subscription for the Preference Shares to proceed be hereby authorised and approved and that any authorised signatory of the Company be hereby authorised to take such further action and sign, execute, enter into and deliver such further documentation.

It was noted that after the issue of the Series R Non- cumulative Dollar Preference Shares, 163,500,000 Category II Non-cumulative Dollar Preference Shares of US$0.01 each remain authorised and available for issue.

There being no further business the Chairman declared the meeting closed.

Certified a true extract.

/s/ Alan W McKean
.............................................................
Mr A McKean
Assistant Secretary